UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-272280), Form S-8 (Registration Nos. 333-255635, 333-266333 and 333-271941), and the following exhibits are filed as part of this Form 6-K:

Exhibit List

Exhibit No.	Description
99.1

Bioceres Crop Solutions Corp. unaudited interim condensed consolidated financial statements as of March 31, 2025 and June 30, 2024, and for the three and nine-month periods ended March 31, 2025 and 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: June 20, 2025	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer